MUTUAL OF OMAHA INVESTOR SERVICES, INC.
(A wholly owned subsidiary of Mutual of Omaha Holdings, Inc.)

(S.E.C. I.D. No. 08-47290)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024,
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a **PUBLIC** Document

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SEC FILE NUMBER
8-47290

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Mutual of Omaha Investor Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3300 Mutual of Omaha Plaza
(No. and Street)

Omaha	NE	68175-1020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Evan Bees	402-212-9470	evan.bees@mutualofomaha.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

110 Capital Avenue, Suite 300	Omaha	NE	68102
(Address)	(City)	(State)	(Zip Code)

10/20/2003	#34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Evan Bees, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mutual of Omaha Investor Services, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GENERAL NOTARY-State of Nebraska
BETSY M FROM
My Comm. Exp. December 20, 2026

Signature: [signature]

Title: Manager, MOIS Finance Operations

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Deloitte & Touche LLP
1100 Capitol Avenue
Suite 300
Omaha, NE 68102
USA

Tel:+1 402 346 7788
Fax:+1 402 997 7875
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Mutual of Omaha Investor Services, Inc.
Omaha, Nebraska

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mutual of Omaha Investor Services, Inc. (a wholly owned subsidiary of Mutual of Omaha Holdings, Inc.), (the "Company"), as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 21, 2025

We have served as the Company's auditor since 1996.

MUTUAL OF OMAHA INVESTOR SERVICES, INC.
(A wholly owned subsidiary of Mutual of Omaha Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

ASSETS

CASH AND CASH EQUIVALENTS	$ 3,416,375
CLEARING ACCOUNT DEPOSITS	104,087
RECEIVABLES:	
Service fees	1,135,391
Dealer concessions & other commissions	116,211
Advisory fees	36,240
Agent accounts, net of allowances	182,232
Other	13,805
Total receivables, net of allowances	1,483,879
OTHER ASSETS	268,838
TOTAL	$ 5,273,179

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued commissions and other compensation	$ 1,193,255
Payable to affiliate	736,538
Accrued expenses and other liabilities	238,766
Total liabilities	2,168,559
COMMITMENTS, CONTINGENCIES AND GUARANTEES (Note 7):	
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value, 10,000 shares authorized, issued and outstanding	10,000
Paid in capital	3,990,000
Accumulated deficit	(895,380)
Total stockholder's equity	3,104,620
TOTAL	$ 5,273,179

See notes to statement of financial condition.

1. NATURE OF OPERATIONS

Mutual of Omaha Investor Services, Inc. (the "Company") is a registered securities broker-dealer organized in 1993 and is a wholly owned subsidiary of Mutual of Omaha Holdings, Inc., ("Holdings"), which is a wholly owned subsidiary of Mutual of Omaha Insurance Company ("Mutual"). The Company is engaged in a single line of business as a securities broker-dealer, which compromises several classes of services, including principal transactions, agency transactions, and investment advisory to consumers directly through Mutual's agency sales force. The Company is also the principal underwriter for variable products registered by Mutual subsidiaries: United of Omaha Life Insurance Company ("United") and Companion Life Insurance Company ("Companion"). The Company operates on a fully-disclosed basis and executes and clears trades through an unaffiliated broker-dealer, Pershing LLC, or directly through the product sponsor. The Company is exempt from the provisions of Securities and Exchange Commission (SEC) Rule 15c3-3 under paragraph (k)(2)(ii). The firm has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to mutual fund, 529, and variable product business through subscription way direct to sponsor as contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17.C.F.R. 240. 17a-5.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Contract Balances — The Company has receivables from contracts with customers within dealer concessions & other commissions, advisory fees, and service fees as reported on the Statement of Financial Condition. There were no impairments of these receivables during the 12 months ended December 31, 2024.

The Company had contract liabilities related to advisory fee revenue with a carrying amount of $64,318 and $45,811 as of January 1, 2024 and December 31, 2024, respectively, included in accrued expenses and other liabilities.

Receivables — The Company's receivables include service fees from fund families and insurances carriers for the sale products; dealer concessions and other commissions from fund distributors and insurance companies; advisory fees from third-party money managers for servicing customer accounts; credit card receivables for annual agent registration fees and other amounts receivable from third-party service providers that settle within thirty days. The Company does not consider these receivables to be a source of significant credit risk.

The Company's agent accounts, net of allowances, represent receivables from its registered representatives for expenses it pays on their behalf and commission chargebacks. The company

recovers amounts in the agent accounts from future commission payments. Credit risk exists to the extent future commissions are insufficient to cover the receivable balance.

The Company generally collects or writes off agent accounts within two years. The Company estimates credit losses by applying a three-year average write-off rate to outstanding agent accounts. The Company may adjust that rate for current conditions that differ from the three-year calculation period. The allowance for credit losses for receivables from agent accounts and related activity were immaterial for the current period.

Income Taxes — Deferred tax liabilities and assets are determined based on the differences between financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Primary differences relate to accrued vacation, bonus payments, prepaid assets, and unpaid client settlement costs. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

Cash and Cash Equivalents — The Company considers money market funds to be cash equivalents. The carrying amounts for the money market funds equals their fair value. The money market mutual funds are classified as level 1 of the fair value hierarchy as the fair values are based on quoted prices in active markets for identical securities. Total money market mutual funds included in cash and cash equivalents at December 31, 2024 were $3,120,340.

Concentrations — A significant portion of the Company's business is with a limited number of fund companies, insurance carriers, variable product carriers, and fee-based money managers. Approximately 47% of total receivables was attributable to three of these product distributors as of December 31, 2024.

Subsequent Events — The Company has evaluated subsequent events through the date the Statement of Financial Condition was issued and has determined that there are no significant events that require adjustment to or disclosure in the Statement of Financial Condition.

Segment Reporting — The Company is engaged in a single line of business as an introducing broker dealer and receives revenue from the sales of various financial products and financial advisory services to its customers.

The Company has identified its President as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the Summary of Significant Accounting Policies included in this Note.

3. NET CAPITAL

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum net capital, as defined in the rule. Under the rule, the Company is required to maintain a minimum net capital of the greater of $50,000 or 6 2/3% of aggregate indebtedness, and not allow the ratio of "aggregate indebtedness" to "net capital" to exceed 15 to 1. As of December 31, 2024, net capital was $2,098,545. Required net capital was

$148,933 based on aggregate indebtedness of $2,234,000 and the ratio of aggregate indebtedness to net capital was 1.06 to 1.

4. RELATED PARTY TRANSACTIONS

Mutual and its subsidiaries provided data processing services, printing, group insurance, payable processing, promotional, and other services based upon written management agreements. Amounts payable to Mutual and its subsidiaries were $736,538 as of December 31, 2024 which includes amounts payable to Mutual and its subsidiaries for expenses and administrative services paid by Mutual on the Company's behalf and indirect allocated expenses from Mutual. The Company settles all payables due to and from Mutual on a monthly basis.

The Company acts as the underwriter of individual variable annuities and variable universal life products for United and Companion. The block of business was fully reinsured to Zinnea of Topeka, Kansas in 2004 and no new policies are being solicited. The Company receives retail and administrative compensation for United and Companion group variable annuities. As of December 31, 2024, the Company recorded a service fees receivable of $3,105 and a dealer concessions receivable of $1,737 related to United and Companion.

Transactions with related parties may not be indicative of amounts which would have occurred had the parties not been related.

5. EMPLOYEE BENEFIT PLANS

The Company participates in three plans sponsored by its ultimate parent, Mutual. These plans are a qualified, noncontributory defined benefit pension plan, a 401(k) defined contribution plan, and a postretirement benefit plan that provides certain health care and life insurance benefits for retirees. Substantially all employees are eligible for the 401(k) plan, while only employees hired before 1995 are eligible for the postretirement benefit plan. Effective January 1, 2005 the defined benefit plan was amended to freeze plan benefits for participants 40 years and under. No benefits are available under the defined benefit plan for employees hired on or after January 1, 2005. Employees meeting certain minimum requirements are eligible for participation in the pension plan. The Company has no legal obligation for benefits under these plans. Mutual allocates expense amounts for these plans to the Company based on various cost allocation ratios.

6. INCOME TAXES

The Company is included in a consolidated U.S. Corporate Income Tax Return with Mutual and certain affiliates and files state income tax returns in various jurisdictions. The Company has a federal tax-sharing agreement whereby it pays to or receives from Mutual an amount equal to the federal income tax expense which the Company would have incurred had it filed a separate return. The tax sharing agreement contains no provision for state taxes and the Company is not required to settle amounts related to consolidated state filings.

As of each reporting date management considers all available evidence, positive and negative, regarding the Company's ability to realize deferred tax assets in the future applying greater emphasis on that information which can be objectively verified. As of December 31, 2024, the Company recorded a valuation allowance of $300,884 as the objective evidence shown by the recent losses and cumulative loss position outweigh the subjective evidence that the Company will generate sufficient income in the future to realize its deferred tax assets. The Company has a current income tax payable of $17,445 included in payable to affiliate as of December 31, 2024

The components of deferred income taxes as of December 31, 2024, were as follows:

Expenses deductible in subsequent periods	$	63,388
State deferred tax assets	$	5,496
Net Operating Loss Carryover		274,529
Deferred tax assets	$	343,413
Prepaid assets		(42,529)
Deferred tax liabilities		(42,529)
Net deferred income tax asset	$	300,884
Valuation Allowance		300,884
Net deferred income taxes	$	-

As of December 31, 2024, the Company has a net operating loss carryforward of $1,307,283 that does not expire.

As of December 31, 2024, there were no accrued uncertain tax positions recorded as an income tax liability in the Statement of Financial Condition.

The statute of limitations related to the consolidated federal calendar years 2017 and 2018 have been extended to December 31, 2025. Otherwise, the statute of limitations remains open for the current and three preceding calendar years.

7. COMMITMENTS, CONTINGENCIES, AND GUARANTEES

The Company has provided guarantees to its clearing broker. Under the guarantees, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. Management believes the potential for the Company to be required to make payments under these agreements is remote. Accordingly, no amounts are recorded on the Statement of Financial Condition for these contingent liabilities. If the Company had unsecured amounts, they would be deducted from its net capital in accordance with Rule 15c3-1.

Various lawsuits have arisen in the ordinary course of the Company's business. The Company believes that its defenses in these various lawsuits are meritorious and the eventual outcome will not have a material effect on the Company's Statement of Financial Condition.